1492 Capital Management, LLC

309 North Water Street, Suite 505

Milwaukee, WI 53202

Letter Agreement

February 11, 2013

To:	Unified Series Trust
2960 North Meridian Street, Suite 300
Indianapolis, Indiana 46208

Dear Ladies and Gentlemen:

We have been engaged as the investment adviser to the 1492 Small Cap Growth Fund (the “Fund”) pursuant to the Management Agreement approved by the Board of Trustees as of the date set forth above.

Effective as of April 1, 2013, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); any 12b-1 fees; taxes; any indirect expenses, such as fees and expenses of acquired funds; and extraordinary litigation expenses) at 1.10% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of March 31, 2014, or such date as the Fund is liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.10% expense limitation.

Very truly yours,

1492 Capital Management, LLC

By:	/s/ Joseph A. Frohna
Joseph A. Frohna
Principal

Acceptance

The foregoing is hereby accepted.

UNIFIED SERIES TRUST

By:	/s/ John Swhear
John Swhear, Interim President